Exhibit (k)(4)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) effective as of the 29th day of July, 2024 by and between Privacore PCAAM Alternative Income Fund, a Delaware statutory trust (the “Fund”), and Privacore Capital Advisors, LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund (the “Investment Management Agreement”);

NOW, THEREFORE, in consideration of the Fund engaging the Adviser pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Confidential Private Placement Memorandum or Prospectus as currently in effect.

2. The Adviser agrees with the Fund to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”) if required to ensure the Total Annual Expenses of the Fund (excluding (i) the Investment Management Fee; (ii) all fees and expenses of Fund Investments in which the Fund invests (including the underlying fees of the Portfolio Funds); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Fund Investments and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) taxes; and (vii) Extraordinary Expenses), do not exceed, on an annualized basis, 1.60%, 1.00% and 0.75% of the average daily net assets of Class S Shares, Class D Shares, and Class I Shares, respectively, in the relevant period (collectively, the “Expense Limit”).

3. Unless earlier terminated by the Fund, this Agreement shall become effective on the date specified herein for an initial term ending July 29, 2025, and during such initial term this Agreement may not be terminated by the Adviser. This Agreement will automatically renew for consecutive one-year terms thereafter, provided that such continuance is specifically approved at least annually by a majority of the members of the Board of Trustees of the Fund, and the Agreement may not be terminated by the Adviser other than as of the end of the then current term. Subject to the initial two sentences of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party.

4. For a period not to exceed (3) three years from the date on which a Waiver is made by the Adviser, the Adviser may recoup amounts waived or assumed, provided the Adviser is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the Expense Limit in effect at the time of the Waiver, and (b) the Expense Limit in effect at the time of the recoupment. To the extent that such recoupment is due, the Fund shall effect such payment as promptly as possible. To the extent that the full amount of such waived amount or expense assumed cannot be recouped as provided in the previous sentence within such applicable three-year period, such recoupment right shall be extinguished.

5. If this Agreement is terminated by the Fund, the Fund agrees to pay to the Adviser any amounts payable pursuant to paragraph 4 that have not been previously paid and, subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”), such payment will be made to the Adviser not later than (3) three years from the date on which a Waiver was made by the Adviser (regardless of the date of termination of this Agreement), so long as the Adviser is able to effect such recoupment and the Fund will remain in compliance with the Expense Limit as if such Expense Limit was still in effect. If this Agreement is terminated by the Adviser, the Fund agrees to pay to the Adviser any amounts payable pursuant to paragraph 4 that have not been previously paid and, subject to the Investment Company Act, such payment will be made to the Adviser not later than thirty (30) days after the termination of this Agreement, so long as the Adviser is able to effect such recoupment and remain in compliance with the Expense Limit as if such Expense Limit was still in effect.

6. This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the Investment Company Act, the applicable provisions of the Investment Company Act will control.

7. This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

PRIVACORE PCAAM ALTERNATIVE INCOME FUND

/s/ Kieran Murray
By:	Kieran Murray
Title:	Secretary

PRIVACORE CAPITAL ADVISORS, LLC

/s/ Sandhya Ganapathy
By:	Sandhya Ganapathy
Title:	CCO